Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated November 4, 2015 and the

Prospectus dated June 25, 2015

Registration Statement No. 333-204881

Dated: November 4, 2015

Central Garden & Pet Company

Pricing Term Sheet

Issuer:	Central Garden & Pet Company

Security description:	Senior Notes due 2023

Aggregate principal amount:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses)	$395,000,000

Maturity date:	November 15, 2023

Coupon:	6.125%

Issue price:	100.000%, plus accrued and unpaid interest from November 9, 2015, if any

Yield to maturity:	6.125%

Spread to benchmark treasury:	403 bps

Benchmark treasury:	UST 2.75% due November 15, 2023

Interest payment dates:	November 15 and May 15, commencing May 15, 2016

Optional redemption:	Make-whole call at T+50 bps prior to November 15, 2018

	On and after November 15, 2018, at the prices set forth below (expressed, as percentages of the principal amount), plus accrued and unpaid interest:

	On or after:	Price:
	November 15, 2018	104.594%
	November 15, 2019	103.063%
	November 15, 2020	101.531%
	November 15, 2021 and thereafter	100.000%

Optional redemption with equity proceeds:	Prior to November 15, 2018, up to 35% at a redemption price equal to 106.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	November 4, 2015

Settlement:	T+3; November 9, 2015

CUSIP/ISIN:	153527 AL0 / US153527AL06

Legal format:	SEC registered

Denominations/multiple:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-running managers:	J.P. Morgan Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Co-managers	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling
J.P. Morgan Securities, LLC at (866) 803-9204, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or SunTrust Robinson Humphrey, Inc. at (404) 439-5343.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent with Bloomberg or another email system.

2